Exhibit 99.2

Code of Business Conduct for Directors

General Conduct

The Board of Directors is responsible for overseeing the successful management of the Corporation. In carrying out this duty, Directors are expected to act honestly and in good faith with a view to the best interests of the Corporation. The Board of Directors is committed to maintaining a high standard of Corporate Governance incorporating principles of good conduct, respect, integrity and ethical behaviour to foster a culture of honesty and accountability. We make this commitment to our shareholders, employees, customers, partners, and to the communities in which we operate.

To discharge their duties the Directors have adopted the following values and principles of business conduct and ethical behaviour.

Compliance with Law

The Directors shall perform their duties and responsibilities and conduct all their business and affairs in compliance with applicable laws, rules and regulations, including the requirements of applicable securities commissions, regulatory authorities and stock exchanges, and shall encourage and promote such behaviours for themselves, officers, employees and contractors of the Corporation. Directors must also comply with all policies of the Corporation applicable to Directors.

Violations or potential violations of laws, rules and regulations or any policies of the Corporation must be reported to the Chair of the Board or the Chair of the Governance, Safety and Sustainability Committee.

Conflicts of Interest

TransAlta is committed to conducting its business activities in a fair, honest and ethical manner. Directors shall conduct their business and affairs in a manner that ensures their private or personal interests do not interfere or appear to interfere with the interests of the Corporation, including conflicts relative to personal, financial or other gain.

Directors must avoid any activity that could compromise, or appear to compromise, the performance of their duties and responsibilities or their objectivity and exercise of sound, ethical business judgment in the performance of their duties with the Corporation. Among other circumstances, conflicts of interest can arise when a Director is a party to a material contract or transaction, or proposed contract or transaction, or has a material interest in any person who is a party to a material contract or transaction or proposed material contract or transaction with the Corporation or any of its subsidiaries, or when a Director’s interests or relationships outside the Corporation may impact the Director’s ability to act in the best interests of the Corporation or may present any other actual or potential conflict of interest. Conflicts of interest may also arise when an immediate family member of a Director or a person with whom a Director has a close business or personal relationship interferes with, or has the potential to interfere with, a Director’s duties or the interests or business of the Corporation. Directors are also prohibited from accepting, directly or indirectly, personal loans from the Corporation or any of its subsidiaries in accordance with section 402 of the Sarbanes-Oxley Act of 2002. A Director faced with an actual or potential conflict of interest shall immediately inform the Chair of the Board and the Corporate Secretary. In addition to obligations and restrictions that may apply under the corporate laws and by-laws governing the Corporation, a Director faced with an actual or potential conflict of interest may not be permitted to vote on any decision or action and/or may be asked to recuse him or herself from any deliberations with respect to the matter.

Fair Dealing

The Corporation adheres to principles of fair dealing in all its undertakings and endeavours to ensure that all of its policies, procedures and practices are free of deliberate or unintentional systemic barriers so that no one is unfairly advantaged. Taking unfair advantage through manipulation, concealment, abuse of power, misuse of confidential or privileged information, misrepresentation of material facts and other unfair dealing practices is unacceptable. Directors’ dealings with the Corporation’s shareholders, customers, business partners, potential business partners, suppliers, competitors, employees, contractors, government authorities, regulators, the general public and other stakeholders must be honest, fair, courteous, respectful, conducted with integrity and with due regard for the protection of the interests involved. In addition, the Corporation complies with all Canadian, United States’ and other applicable competition, antitrust, anti-bribery and anti-corruption laws applicable to the Corporation.

Confidentiality

In this Code, “Confidential Information” means all information that is non-public, confidential, privileged or proprietary in nature, in any format (including written, oral, visual, electronic or otherwise) disclosed by the Corporation or any subsidiary or arising from a relationship with the Corporation or any subsidiary, and includes personal information about employees and other individuals. Confidential information does not, however, include information that (a) is or becomes available to the public, other than as a result of an unauthorized disclosure, or (b) is or becomes generally available from a source other than the Corporation or a subsidiary, provided that such source was not prohibited from disclosing such information.

In addition to the restrictions set forth in the Corporation’s Disclosure Policy and any other confidentiality obligations by which a Director is bound, Directors shall maintain the confidentiality of Confidential Information entrusted to them except in circumstances where disclosure is specifically authorized or legally mandated and, even then, only in accordance with the Corporation’s policies or on the advice of the Corporation’s Executive Vice President, Legal, Commercial and External Affairs. No Directors shall use Confidential Information for personal gain or take advantage of Confidential Information by providing such information to others.

Directors shall also take reasonable care to protect all confidential, privileged or proprietary information of the Corporation and its subsidiaries against loss, theft, unauthorized use or access, alteration or use. The Corporation’s Disclosure Policy outlines restrictions, procedures and guidelines to ensure the consistent, transparent, balanced, regular and timely public disclosure of material non-public information relating to the Corporation and/or its subsidiaries. Disclosure of all material facts or material changes must be full, complete and accurate as required by applicable law and by the Corporation’s Disclosure Policy. The Insider Trading Policy sets out the applicable trading restrictions on securities of the Corporation held, directly or indirectly, or under the control or direction of insiders, including the Corporation’s Directors. Directors are subject to and shall comply with the Corporation’s Disclosure Policy and its Insider Trading Policy.

Respectful Work Environment

TransAlta recognizes a shared responsibility to exercise the basic principles of respect and dignity in all working relationships. TransAlta is committed to a work environment that is free of discrimination, harassment and violence, and where all employees feel safe and are valued for the diversity they bring to our business. We honour domestic and internationally accepted labour standards and support the protection of human rights. The Directors shall require the implementation of policies and practices designed to facilitate a safe, respectful and secure working environment for TransAlta’s employees.

Protection and Proper use of Corporate Assets

Directors shall require that processes and policies are in place to safeguard the Corporation’s assets from fraud and theft and that the same are used for legitimate business purposes and to ensure that accurate, timely and complete records are kept. Everyone who works for TransAlta shares responsibility for protecting company assets. Company assets include tangible and intangible property, including buildings, data, software, intellectual property, equipment, supplies, credit cards, communication resources, information networks, documents, knowledge and any other resources or property of the Corporation and its subsidiaries.

Health, Safety and the Environment

The Corporation is concerned about the health and safety of all of its employees and strives to protect their personal safety. At TransAlta, we believe that all incidents are preventable, our leaders are responsible for the safety and engagement of their teams and that working safely is a top priority in carrying on our business. The Corporation is committed to providing a safe and healthy working environment with standards and programs that meet or exceed industry standards and applicable government codes, standards and regulations in all jurisdictions in which it does business. The Corporation is committed to ensuring compliance with all environmental laws and regulations and conducting its operations in an environmentally responsible and sustainable manner.

Company Records

The books and records of TransAlta must be kept and maintained to fulfill relevant legal requirements. Directors will comply with the Corporation’s record retention policies and standards and applicable legal obligations regarding the preservation or destruction of documents and information. Recording and reporting information, including information related to operations, environment, health, safety, training, human resources and financial matters, must be done honestly, accurately and with care.

Social Responsibility

We are committed to being a good corporate citizen and supporting and enhancing the communities in which we work and live. The Corporation gives back to the communities in which it does business by focusing on activities that make a meaningful difference. In recognition of its increasing international presence, TransAlta respects the cultures and customs of the places where it operates without compromising ethical standards. Some of the most important communities our business impacts are the Indigenous communities. We are committed to working with these communities to develop positive, long-term relationships based on mutual trust and respect, and recognizing their diversity and the importance they place on land, their culture and their traditional way of life. In addition to working with Indigenous communities, we also work hard to build and maintain relationships with other landowners and members of the communities in which we work and live. We also understand the importance that community, charitable and other similar non-governmental organizations play in making the communities in which we work and live better places. TransAlta actively supports these organizations and encourages our Directors to volunteer and contribute to charitable and other community-based organizations. Charitable donations should not, however, be made to improperly influence public officials or others.

Corporate Opportunities

Directors owe a duty to advance the Corporation’s legitimate interests whenever an opportunity arises and are prohibited from:

•	Taking personal advantage of opportunities discovered through the use of corporate assets, property, information or their position;

•	Using or deploying corporate assets, property, information or their position for personal gain; and

•	Engaging in enterprises or dealings competitive to the Corporation.

Insider Trading

The Corporation views insider trading as both unethical and illegal and will deal with it decisively. Directors of TransAlta are designated as “Insiders” under applicable securities laws and are subject to the blackout periods and trading restrictions (including the restrictions relating to the monetization or hedging of TransAlta Securities) as set out in the Corporation’s Insider Trading Policy. TransAlta’s Insider Trading Policy also requires that all Directors pre-clear with either the Executive Vice President, Legal, Commercial and External Affairs or the Vice President, Legal and Corporate Secretary any acquisition or disposition of TransAlta Securities. Directors are also required by securities laws to file insider reports relating to each transaction involving the acquisition or disposition of TransAlta securities within five calendar days of making the trade (not the settlement date).

Incident Reporting

Directors will promote ethical behaviour and take steps to ensure senior management fosters an environment of ethical conduct through the implementation of policies and practices which endorse ethical behaviour and encourage employees to report violations of law, rules, regulations or the Corporations’ Corporate Code of Conduct, including with respect to the receipt, retention and treatment of complaints about accounting, internal accounting controls, auditing or financial reporting matters. Directors shall ensure that policies are maintained addressing that employees who report matters in good faith pursuant to the Corporate Code of Conduct or Whistleblower Policies shall not be retaliated against. In the event a Director is aware of an incident or circumstance, whether it relates to a personal matter or otherwise, that could be reasonably likely to cause reputational harm to the Corporation, such director shall promptly inform the Chair of the Board (or, in the case the Chair of the Board is required to disclose such an incident or circumstance, the Chair of the Board shall inform the Chair of the Governance, Safety and Sustainability Committee).

Waivers and Amendments

A situation may arise where a waiver of one or more provisions of this Code may be requested. A Director who believes that a waiver may be appropriate must consult with the Chair of the Governance, Safety and Sustainability Committee and the Corporate Secretary. However, a waiver may only be granted by the Board of Directors as a whole and a waiver that constitutes a material departure from this Code will be disclosed promptly as required by law, regulation and/or stock exchange requirements.

This Code may be amended from time to time by the Board, upon recommendation by the Governance, Safety and Sustainability Committee. Any amendment to this Code will be disclosed promptly to the extent required by law, regulation and/or stock exchange requirements, and the current form of this Code shall be posted on TransAlta’s website.

Annual Review

Annually, each Director will review this Code of Business Conduct and satisfy him/herself that they have adhered to the stated principles and standards or, if they have failed to do so, to ensure such non-compliance is promptly reported to the Board of Directors. The Governance, Safety and Sustainability Committee will review, and to the extent necessary or appropriate, propose revisions and updates to this Code to the full Board on an annual basis.

No Rights Created

This Code is a statement of certain fundamental principles, policies and procedures that govern the actions and interactions of the Directors in carrying out their duties and responsibilities on behalf of the Corporation. This Code is not intended to, nor does it, create any rights in, or in respect of, the directors, officers, employees or contractors of the Corporation or the Corporation’s shareholders, customers, suppliers, contractors, business partners, or any other stakeholders.

Effective Date

This Code is effective from February 25, 2019, and was last reviewed and revised by the Board, on the recommendation of the Governance, Safety and Sustainability Committee, on November 2, 2021.

APPENDIX “A”

ACKNOWLEDGEMENT FORM

1.	I acknowledge that I have read and understood the Code of Business Conduct for Directors and agree to conduct myself in accordance with its contents.

☐ YES                ☐ NO

2.	To the best of my knowledge, I have complied with all the standards set out in the Code of Conduct in 2022. (Please check one box below)

☐ YES                ☐ NO

(if no, your particulars must be noted in space provided below)

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3.	After reviewing the Code of Business Conduct for Directors, I have identified the following material matters, which I feel require review and guidance:

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Signature	Date

Name (printed)